Exhibit 99.1

Concord Medical Announces New Appointments to Management Team

BEIJING, June 25, 2014 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced the new appointments to the management team.

Concord Medical’s board of directors has appointed Mr. Yaw Kong Yap as the new chief financial officer, effective July 1st, 2014.

Concord Medical’s board of directors has appointed Mr. Adam Jigang Sun as the chief investment officer, effective July 1st, 2014. Mr. Sun will no longer serve as the chief financial officer of the company. In his new position, Mr. Sun will be leading the review and approval of external investment projects while continuing to lead the Company’s investor relations program.

Mr. Yaw Kong Yap has served as a senior vice president for the Company since 2011. He served as a member of the board of directors and financial controller for the Company from 2008 to 2011. Mr. Yap joined China Medstar in 2005 and served as its chief financial officer prior its acquisition by the Company. Prior to joining China Medstar, Mr. Yap served as the chief executive officer of Advanced Produce Centre Development Pte, Ltd., a Singapore real estate company, from 2003 to 2005, the chief financial officer of Global Fruits Pte Limited from 1999 to 2003, the regional financial controller of America Air Filtration Asia from 1996 to 1998, and the financial controller of Chevalier International (USA) Ltd. from 1991 to 1996. Mr. Yap received a bachelor’s degree from Indiana University of Pennsylvania in the United States in 1990. Mr. Yap was a Certified Public Accountant in the United States.

“We are very pleased to appoint Mr. Yaw Kong Yap as our chief financial officer and Mr. Adam Jigang Sun as our chief investment officer,” said Dr. Jianyu Yang, Chairman and CEO of Concord Medical. “Each brings a wealth of professional leadership, academic excellence and business experience to Concord Medical. We look forward to working closely with them to execute our growth initiatives and create added value for our shareholders.”

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of March 31, 2014, the Company operated a network of 140 centers with 80 hospital partners that spanned 55 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com